SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                 SCHEDULE 13E-4

                          ISSUER TENDER OFFER STATEMENT
      (PURSUANT TO SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)

                               (Amendment No. __)

                     CORNERSTONE INTERNET SOLUTIONS COMPANY
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                                (Name of Issuer)

                     CORNERSTONE INTERNET SOLUTIONS COMPANY
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                      (Name of Person(s) Filing Statement)

                       Class C Convertible Preferred Stock
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                         (Title of Class of Securities)

                      (CUSIP Number of Class of Securities)

                                Edward Schroeder
                     Cornerstone Internet Solutions Company
                             584 Broadway, Suite 509
                            New York, New York 10012
                                 (212) 343-3920

   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                                    Copy to:

                              Steven Wolosky, Esq.
                          Kenneth A. Schlesinger, Esq.
                     Olshan Grundman Frome & Rosenzweig LLP
                                 505 Park Avenue
                               New York, NY 10022
                                 (212) 753-7200
                            Facsimile: (212) 755-1467

                                October 28, 1998
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     (Date Tender Offer First Published, Sent or Given to Security Holders)


                            CALCULATION OF FILING FEE
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           Transaction Valuation(1)                Amount of Filing Fee
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                 $7,825,000                              $1,565
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/   /    Check  box if any  part  of the  fee is  offset  as  provided  by  Rule
         0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.


Amount previously paid:      N/A                Filing party:       N/A
                        --------------                       -------------------

Form or registration no.:    N/A                Date filed:         N/A
                         -------------                       -------------------

-----------------
(1) Estimated solely for purposes of calculating the fee in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended. Based upon the book value of the Class C Convertible Preferred Stock $ 1,250, multiplied by the number of shares of Class C Convertible Preferred Stock (6,260) that the issuer, Cornerstone Internet Solutions Company (the "Company"), is offering to acquire.

Item 1.  Security and Issuer.

                  (a) The name of the Issuer is Cornerstone Internet Solutions Company, a Delaware corporation (the "Company"), which has its principal executive offices at 584 Broadway, Suite 509, New York, New York 10012.

                  (b) The Company is seeking to acquire up to 6,260 shares of its Class C Convertible Preferred Stock ("Class C Preferred Stock"). The Company is offering to exchange one share of its newly-issued Class D Convertible Preferred Stock ("Class D Preferred Stock"), for each share of Class C Preferred Stock properly tendered and not validly withdrawn, upon the terms and subject to the conditions set forth in the Offering Circular of the Company (the "Offering Circular"), and the related Letter of Transmittal (the "Exchange Offer"). The closing of the Exchange Offer is not contingent on any minimum number of shares of Class C Preferred Stock being exchanged. Copies of the Offering Circular and the Letter of Transmittal relating to the Exchange Offer are filed herewith as Exhibits (a)(1) and (a)(2), respectively. There are currently 6,260 shares of Class C Preferred Stock outstanding. Officers, directors and affiliates of the Company that own shares of Class C Preferred Stock may participate in the Exchange Offer on the same basis as all other holders of shares of Class C Preferred Stock. Definitive information with respect to their participation in the Exchange Offer will not be available to the Company until the consummation thereof.

                  (c) There is currently no established trading market for the Class C Preferred Stock.

                  (d)      Not applicable.

Item 2.  Source and Amount of Funds or Other Consideration.

                  (a) The consideration being offered in the Exchange Offer consists of one share of Class D Preferred Stock for every share of Class C Preferred Stock as described in the Offering Circular under "Summary -- The Offer" and "The Offer," which is incorporated herein by reference. The Company has reserved 6,260 shares of its authorized but unissued Preferred Stock for issuance upon exchange of the Class C Preferred Stock.

                  (b)      Not Applicable.

Item 3. Purpose of the Tender Offer and Plans or Proposals of the Issuer or Affiliate.

         The information set forth in the Offering Circular under "Summary -- Purposes and Effects of the Offer," "Purposes and Effects of the Offer," and "The Offer" is incorporated herein by reference. All shares of Class C Preferred Stock that are exchanged pursuant to the terms and conditions of the Exchange Offer will be canceled upon consummation of the Exchange Offer. The Company presently has no plans or proposals that relate to or would result in any of the events listed in Items 3(a)-3(j) of Schedule 13E-4, except as set forth below.

         (a) The information set forth in the Offering Circular under "The Offer -- Interests of Directors and Executive Officers" is incorporated herein by reference.

         (e) The capitalization of the Company will change as a result of the Exchange Offer. The information set forth in the Offering Circular under "Summary -- Capitalization of the Company" and "Description of Securities" is incorporated herein by reference.


Item 4.  Interest in Securities of the Issuer.

         Based upon the Company's records and upon information provided to the Company by the persons identified in General Instruction C of Schedule 13E-4 (the "Affiliated Persons"), neither the Company nor, to the best of the Company's knowledge, any Affiliated Persons has effected any transactions in the Class C Preferred Stock during the 40 business days prior to the date hereof.


Item 5. Contracts, Arrangements, Understandings or Relationships With Respect to the Issuer's Securities.

         Not applicable.

Item 6.  Persons Retained, Employed or to be Compensated.

         Not applicable.

Item 7.  Financial Information.

         (a) Audited financial statements of the Company for the two most recent fiscal years are included in the Company's 1998 Annual Report on Form 10-KSB for the fiscal year ended May 31, 1998 filed with the Securities and Exchange Commission, which is incorporated herein by reference. A copy of the Company's 1998 Annual Report on Form 10-KSB is filed herewith as Exhibit (a)(5). In addition, quarterly financial statements of the Company for the quarter ended August 31, 1998 are included in the Company's Quarterly Report on Form 10-QSB for the quarter ended August 31, 1998 filed with the Securities and Exchange Commission, which is incorporated herein by reference.

         (b) Not Applicable.

Item 8.  Additional Information.

         (a)-(d) Not Applicable.

         (e) The information set forth in the materials filed herewith pursuant to Item 9 is incorporated herein by reference.

Item 9.  Material to be Filed as Exhibits.

                  (a)(1)   Offering Circular.
                     (2)   Form of Letter of Transmittal.
                     (3)   Form of Press Release.
                     (4) Form of letter to holders regarding the Class C Convertible Preferred Stock from the Company.
                     (5)   1998 Annual Report on Form 10-KSB.
                     (6) Quarterly Report on Form 10-QSB for the quarter ended August 31, 1998.
                     (7) Form of Certificate of Designations, Preferences and other Rights and Qualifications of Class D Preferred Stock.

                  (b)-(f)  Not Applicable.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                   CORNERSTONE INTERNET SOLUTIONS COMPANY



                                   By:  /s/ Edward Schroeder
                                        ----------------------------------------
                                        Name:  Edward Schroeder
                                        Title: President and Chief Executive
                                               Officer

Dated:  October 28, 1998

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